UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 4, 2017

001-36686

(Commission file number)

Forward Pharma A/S

(Translation of registrant’s name into English)

Østergade 24A, 1st Floor

1100 Copenhagen K, Denmark

(Address of principal executive office)

________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]             Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [  ] No [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [  ] No [ X ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1.          Other Items

On December 4, 2017, Forward Pharma A/S (the “Company”) filed with the Danish Business Authority and made available on its website Amended and Restated Articles of Association, dated November 28, 2017. The Amended and Restated Articles of Association reflect changes related to the implementation of award agreements issued to certain employees, consultants and board members.

The Company has filed as an exhibit to this Form 6-K the Amended and Restated Articles of Association, dated November 28, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2017	Forward Pharma A/S

	By:	/s/ Claus Bo Svendsen
Name: Claus Bo Svendsen
Title: Chief Executive Officer

EXHIBIT INDEX

99.1       Amended and Restated Articles of Association, dated November 28, 2017.